Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of March 31, 2017

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2017	December 31, 2016

CURRENT ASSETS
Cash and cash equivalents	4	4,476,123	5,063,383
Short-term investments
Held for Trading	4	977,466	1,024,411
Trade accounts receivable - net	5	3,862,433	3,576,699
Inventories	6	6,836,354	6,332,730
Tax credits		481,452	504,429
Income and social contribution taxes recoverable		502,596	623,636
Unrealized gains on financial instruments	13	—	2,557
Other current assets		624,293	668,895
		17,760,717	17,796,740
NON-CURRENT ASSETS
Tax credits		49,427	56,703
Deferred income taxes		2,943,194	3,407,230
Unrealized gains on financial instruments	13	2,809	10,394
Related parties	15	54,689	57,541
Judicial deposits	14	1,923,361	1,861,784
Other non-current assets		502,624	447,260
Prepaid pension cost		27,431	56,797
Investments in associates and jointly-controlled entities	8	975,174	798,844
Goodwill	10	9,198,922	9,470,016
Other Intangibles		1,203,158	1,319,941
Property, plant and equipment, net		18,916,066	19,351,891
		35,796,855	36,838,401
TOTAL ASSETS		53,557,572	54,635,141

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	March 31, 2017	December 31, 2016

CURRENT LIABILITIES
Trade accounts payable		3,154,330	2,743,818
Short-term debt	11	4,184,816	4,458,220
Taxes payable		324,783	341,190
Income and social contribution taxes payable		56,325	74,458
Payroll and related liabilities		342,413	464,494
Employee benefits		533	409
Environmental liabilities		18,978	17,737
Unrealized losses on financial instruments	13	13,136	6,584
Other current liabilities		539,319	514,599
		8,634,633	8,621,509
NON-CURRENT LIABILITIES
Long-term debt	11	15,373,116	15,959,590
Debentures	12	143,029	165,423
Deferred income taxes		306,240	395,436
Provision for tax, civil and labor liabilities	14	1,022,154	2,239,226
Environmental liabilities		66,006	66,069
Employee benefits		1,465,548	1,504,394
Obligations with FIDC	16	1,043,992	1,007,259
Other non-current liabilities		586,509	401,582
		20,006,594	21,738,979
EQUITY	17
Capital		19,249,181	19,249,181
Treasury stocks		(77,835)	(98,746)
Capital reserves		11,597	11,597
Retained earnings		4,575,811	3,763,207
Operations with non-controlling interests		(2,873,335)	(2,873,335)
Other reserves		3,778,064	3,976,232
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		24,663,483	24,028,136

NON-CONTROLLING INTERESTS		252,862	246,517

EQUITY		24,916,345	24,274,653

TOTAL LIABILITIES AND EQUITY		53,557,572	54,635,141

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

		For the three-month period ended
	Note	March 31, 2017	March 31, 2016

NET SALES		8,458,664	10,084,511
Cost of sales	20	(7,804,777)	(9,271,833)
GROSS PROFIT		653,887	812,678
Selling expenses	20	(138,446)	(214,332)
General and administrative expenses	20	(301,047)	(429,554)
Other operating income	20	68,966	47,224
Other operating expenses	20	(5,456)	(7,409)
Reversal of contingent liabilities, net	14	929,711	—
Equity in earnings of unconsolidated companies	8	(810)	(7,581)
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		1,206,805	201,026
Financial income	21	81,827	75,790
Financial expenses	21	(463,237)	(525,102)
Exchange variations, net	21	75,038	509,430
Reversal of monetary update of contingent liabilities, net	14	369,819	—
Gain and losses on financial instruments, net	21	(9,731)	(21,520)
INCOME BEFORE TAXES		1,260,521	239,624
Current	7	(49,532)	(33,308)
Deferred	7	(387,445)	(192,130)
Income and social contribution taxes		(436,977)	(225,438)

NET INCOME		823,544	14,186

ATTRIBUTABLE TO:
Owners of the parent		815,341	8,695
Non-controlling interests		8,203	5,491
		823,544	14,186

Basic earnings per share - preferred and common - (R$)	18	0.48	0.01

Diluted earnings per share - preferred and common - (R$)	18	0.48	0.01

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2017	March 31, 2016
Net income for the period	823,544	14,186
Items that may be reclassified subsequently to profit or loss
Other comprehensive income (losses) from associates and jointly-controlled entities	2,150	(108,360)
Cumulative translation adjustment	(390,395)	(2,514,978)
Unrealized Gains on net investment hedge	214,514	919,216
Cash flowh hedges:
Unrealized (Losses) Gains on cash flow hedges	(7,663)	2,319
	(181,394)	(1,701,803)

Total comprehensive income (loss) for the period, net of tax	642,150	(1,687,617)

Total comprehensive income (loss) attributable to:
Owners of the parent	634,541	(1,677,165)
Non-controlling interests	7,609	(10,452)
	642,150	(1,687,617)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company’s interest
				Retained earnings					Other Reserves
								Operations	Gains and	Gains and
						Investments		with non-	losses on net	losses on	Cumulative
		Treasury	Capital		Tax Incentives	and working	Retained	controlling	investment	financial	translation			Total parent	Non-controlling	Total
	Capital	stocks	Reserve	Legal reserve	Reserve	capital reserve	earnings	interests	hedge	instruments	adjustment	Pension Plan	Stock Option	company’s interest	interests	Shareholder’s Equity
Balance as of January 1, 2016	19,249,181	(383,363)	11,597	628,228	611,531	5,668,300	—	(2,877,488)	(6,083,288)	16,084	15,021,878	(314,981)	138,122	31,685,801	284,582	31,970,383
2016 Changes in Equity
Net income	—	—	—	—	—	—	8,695	—	—	—	—	—	—	8,695	5,491	14,186
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	918,971	2,309	(2,607,140)	—	—	(1,685,860)	(15,943)	(1,701,803)
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	8,695	—	918,971	2,309	(2,607,140)	—	—	(1,677,165)	(10,452)	(1,687,617)
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	(14,359)	(14,359)	(49)	(14,408)
Stock option exercised during the period	—	20,577	—	—	—	(831)	—	—	—	—	—	—	—	19,746	59	19,805
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,981)	(1,981)
Balance as of March 31, 2016 (Note 17)	19,249,181	(362,786)	11,597	628,228	611,531	5,667,469	8,695	(2,877,488)	(5,164,317)	18,393	12,414,738	(314,981)	123,763	30,014,023	272,159	30,286,182

Balance as of January 1, 2017	19,249,181	(98,746)	11,597	628,228	611,531	2,523,448	—	(2,873,335)	(4,404,436)	16,323	8,532,065	(357,072)	189,352	24,028,136	246,517	24,274,653
2017 Changes in Equity
Net income	—	—	—	—	—	—	815,341	—	—	—	—	—	—	815,341	8,203	823,544
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	214,453	(7,647)	(387,606)	—	—	(180,800)	(594)	(181,394)
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	815,341	—	214,453	(7,647)	(387,606)	—	—	634,541	7,609	642,150
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	(17,368)	(17,368)	(64)	(17,432)
Stock option exercised during the period	—	20,911	—	—	—	(2,737)	—	—	—	—	—	—	—	18,174	30	18,204
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	251	251
Dividends/interest on capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,481)	(1,481)
Balance as of March 31, 2017 (Note 17)	19,249,181	(77,835)	11,597	628,228	611,531	2,520,711	815,341	(2,873,335)	(4,189,983)	8,676	8,144,459	(357,072)	171,984	24,663,483	252,862	24,916,345

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

		For the three-month period ended
	Note	March 31, 2017	March 31, 2016

Cash flows from operating activities
Net income for the period		823,544	14,186
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	20	528,058	681,188
Equity in earnings of unconsolidated companies	8	810	7,581
Exchange variation, net	21	(75,038)	(509,430)
Gains (Loss) on financial instruments, net	21	9,731	21,520
Post-employment benefits		55,523	67,477
Stock based remuneration		6,255	8,766
Income and social contribution taxes	7	436,977	225,438
Gains on disposal of property, plant and equipment, net		(37,147)	(1,806)
Allowance for doubtful accounts		9,994	36,516
Provision for tax, labor and civil claims		82,430	96,259
Reversal of contingent liabilities, net	14	(929,711)	—
Interest income on trading securities		(28,506)	(20,543)
Interest expense on loans	21	357,511	397,235
Reversal of monetary update of contingent liabilities, net	14	(369,819)	—
Interest on loans with related parties	15	—	2,640
(Reversal) Provision for net realizable value adjustment in inventory, net	6	(19,427)	(38,978)
		851,185	988,049
Changes in assets and liabilities
Increase in trade accounts receivable		(321,286)	(261,462)
(Increase) Decrease in inventories		(545,297)	231,774
Increase (Decrease) in trade accounts payable		409,167	(77,451)
(Increase) Decrease in other receivables		(36,137)	11,421
Increase (Decrease) in other payables		16,323	(78,113)
Dividends from associates and jointly-controlled entities		9,197	30,296
Purchases of trading securities		(230,862)	(54,213)
Proceeds from maturities and sales of trading securities		298,421	465,856
Cash provided by operating activities		450,711	1,256,157

Interest paid on loans and financing		(361,642)	(289,854)
Income and social contribution taxes paid		(52,669)	(37,183)
Net cash provided by operating activities		36,400	929,120

Cash flows from investing activities
Additions to property, plant and equipment	9	(236,598)	(485,312)
Proceeds from sales of property, plant and equipment, investments and other intangibles		192,686	2,401
Additions to other intangibles		(8,236)	(29,367)
Net cash used in investing activities		(52,148)	(512,278)

Cash flows from financing activities
Dividends and interest on capital paid		(2,029)	—
Proceeds from loans and financing		220,590	461,277
Repayment of loans and financing		(678,783)	(1,475,030)
Intercompany loans, net		2,852	(9,296)
Net cash used in financing activities		(457,370)	(1,023,049)

Exchange variation on cash and cash equivalents		(114,142)	(311,848)

Decrease in cash and cash equivalents		(587,260)	(918,055)
Cash and cash equivalents at beginning of period		5,063,383	5,648,080
Cash and cash equivalents at end of period		4,476,123	4,730,025

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expands the product mix and make its operations even more competitive. It is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Board of Directors on May 3, 2017.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month period ended on March 31, 2017 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2016, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The same accounting policies and methods of calculation were used in these Condensed Consolidated Interim Financial Statements as they were applied in the Consolidated Financial Statements as of December 31, 2016.

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The IASB releases of IFRS standards with effect for periods beginning in 2017 had no impact in the Company’s Financial Statements. Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their mandatory adoption for the year 2018 and/or after. The Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

• IFRS 9 - Financial Instruments. Has the objective of replacing the standard IAS 39 and addresses some application questions and introduced a ‘fair value through other comprehensive income’ measurement category for particular simple debt instruments, besides adding the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets, commitments to extend credit and hedge accounting. This standard is effective for annual reporting periods beginning on or after January 1, 2018. The Company believes that the new guidance of IFRS 9 will not bring a significant impact in its classification and measurement of financial assets and liabilities, as well as on the hedge operations.

• IFRS 15 - Revenue from Contracts with Customers and subsequently the issuance of document for clarification on this standard. The objective of IFRS 15 is to establish the principles of revenue recognition and disclosure of information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer, as well as the subsequent document issued, which clarifies on important matters of this standard. This standard is effective for years beginning on or after January 1, 2018. The Company’s evaluation process of all the impacts of the new standard is ongoing and in a preliminary and non-conclusive stage. This preliminary assessment of the impacts on the measurement and timing for revenue recognition from contracts with our customers does not indicate significant changes or impacts in the Company’s Financial Statements. The company is currently in the process of evaluating other aspects of the application of the standard to complete the analysis.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

• IFRS 16 - Lease. Establishes aspects of recognition, measurement and disclosure of leases. This standard is effective for fiscal years beginning on or after January 1, 2019. The Company is evaluating the impacts on its Financial Statements of the register of its operating leasing operations, however does not expect significant impacts in relation to total property, plant and equipment and existing debt.

• Amendments to IFRS 2 - Classification and Measurement of Share-based Payment Transactions. It addresses changes in some paragraphs to better clarify the application of the standard. This change in the standard is effective for years beginning on or after January 1, 2018.

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of interest in subsidiaries for the period ended on March 31, 2017, when compared to those existing on December 31, 2016.

3.2 - Jointly-Controlled Entities

The Company did not have material changes of interest in jointly controlled entities for the period ended on March 31, 2017, when compared to those existing on December 31, 2016, except for the operation described below:

On January 5, 2017, Gerdau S.A. made a payment of capital to Gerdau Aços Forjados S.A. (Gerdau Summit Aços Fundidos e Forjados S.A.)  through the contribution of some of its assets and liabilities, which were evaluated by a specialized independent valuation company. On January 31, 2007, the Extraordinary General Meeting of Gerdau Aços Forjados S.A. was held, where Sumitomo Corporation and The Japan Steel Works, Ltd. subscribed capital stock in this company, and a joint control agreement was signed among the partners. Accordingly, Gerdau Aços Forjados S.A. will have accounting treatment of a jointly controlled entity in the Financial Statements of Gerdau S.A., with a 58.73% interest and will not have a significant impact on the Company’s total Assets.

3.3 — Associate companies

The Company did not have material changes in interest in associate companies for the period ended on March 31, 2017, when compared to those existing on December 31, 2016.

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	March 31, 2017	December 31, 2016
Cash	11,160	9,412
Banks and immediately available investments	4,464,963	5,053,971
Cash and cash equivalents	4,476,123	5,063,383

Short term investments

	March 31, 2017	December 31, 2016
Held for trading	977,466	1,024,411
Short-term investments	977,466	1,024,411

Held for Trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 5 — ACCOUNTS RECEIVABLE

	March 31, 2017	December 31, 2016
Trade accounts receivable - in Brazil	1,319,721	1,251,739
Trade accounts receivable - exports from Brazil	142,724	265,252
Trade accounts receivable - foreign subsidiaries	2,591,027	2,259,014
(-) Allowance for doubtful accounts	(191,039)	(199,306)
	3,862,433	3,576,699

NOTE 6 - INVENTORIES

	March 31, 2017	December 31, 2016
Finished products	3,141,235	2,987,785
Work in progress	1,350,919	1,201,327
Raw materials	1,481,145	1,393,599
Storeroom supplies	404,897	430,731
Advances to suppliers	77,152	94,372
Imports in transit	389,820	253,729
(-) Allowance for adjustments to net realizable value	(8,814)	(28,813)
	6,836,354	6,332,730

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 01, 2016	(101,121)
Provision for adjustments to net realizable value	(62,899)
Reversal of adjustments to net realizable value	94,391
Exchange rate variation	10,711
Effect of selling of subsidiary	30,105
Balance as of December 31, 2016	(28,813)
Provision for adjustments to net realizable value	(4,378)
Reversal of adjustments to net realizable value	23,805
Exchange rate variation	572
Balance as of March 31, 2017	(8,814)

NOTE 7 — INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on March 31, 2017 and 2016. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 25.5% and 38.5%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the three-month period ended
	March 31, 2017	March 31, 2016
Income (Loss) before income taxes	1,260,521	239,624
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(428,577)	(81,472)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	(26,353)	(168,898)
- Equity in earnings of unconsolidated companies	(275)	(2,578)
- Interest on equity *	28	—
- Tax credits and incentives	4,312	1,200
- Tax deductible goodwill recorded in statutory books	—	27,352
- Other permanent differences, net	13,888	(1,042)
Income and social contribution taxes	(436,977)	(225,438)
Current	(49,532)	(33,308)
Deferred	(387,445)	(192,130)

(*) Brazilian Law 9,249/95 provides that a company may, at its sole discretion, consider dividends distributions to shareholders to be considered as interest on own capital — subject to specific limitations - which has the effect of a taxable deduction in the determination of income tax and social contribution. The limitation is the greater of (i) shareholders’ equity multiplied by the TJLP (Long Term Interest Rate) rate or (ii) 50% of the net income in the fiscal year.  This expense is not recognized for financial reporting purposes and thus it does not impact accounting profit.

b) Tax Assets not booked:

Due to the lack of expectation of usage, the Company has not recorded a portion of tax assets arising from its operations in Brazil of R$ 315,292 (R$ 317,889 as of December 31, 2016), and negative basis of social contribution in subsidiaries, which do not have an expiration date. The subsidiaries abroad had R$ 339,985 (R$ 349,072 as of December 31, 2016) of tax credits on capital losses which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 898,463 (R$ 857,215 as of December 31, 2016), which expire at various dates between 2017 and 2037.

NOTE 8 — INVESTMENTS

	Jointly controlled entities				Associate companies
	Joint Ventures North America	Gerdau Corsa S.A.P.I. de C.V.	Gerdau Metaldom Corp.	Gerdau Aços Forjados S.A. (note 3.2)	Dona Francisca Energética S.A.	Corsa Controladora S.A. de C.V.	Corporación Centro Americana del Acero, S.A.	Others	Total
Balance as of January 01, 2016	60,733	88,785	575,845	—	89,595	359,568	216,272	2,084	1,392,882
Equity in earnings	13,533	(96,306)	16,362	—	17,780	12,155	23,705	—	(12,771)
Cumulative Translation Adjustment	(9,492)	(11,748)	(88,051)	—	—	(105,420)	(36,134)	(350)	(251,195)
Effect of selling of subsidiary	—	—	—	—	—	—	(203,843)	(1,734)	(205,577)
Dividends/Interest on equity	(8,282)	—	(99,634)	—	(16,579)	—	—	—	(124,495)
Balance as of December 31, 2016	56,492	(19,269)	404,522	—	90,796	266,303	—	—	798,844
Equity in earnings	1,920	(23,097)	11,821	1,375	4,878	2,293	—	—	(810)
Cumulative Translation Adjustment	(1,187)	(3,120)	(11,132)	—	—	17,589	—	—	2,150
Capital increase	—	—	—	184,187	—	—	—	—	184,187
Dividends/Interest on equity	(2,980)	—	—	—	(6,217)	—	—	—	(9,197)
Balance as of March 31, 2017	54,245	(45,486)	405,211	185,562	89,457	286,185	—	—	975,174

Goodwill

	March 31, 2017	December 31, 2016
Dona Francisca Energética S.A.	17,071	17,071
Corsa Controladora S.A. de C.V.	175,276	164,548
	192,347	181,619

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the three-month period ended on March 31, 2017, acquisitions amounted to R$ 236,598 (R$ 485,312 as of March 31, 2016), and disposals amounted to R$ 176,871 (R$ 595 as of March 31, 2016).

b) Capitalized borrowing costs — borrowing costs capitalized during the three-month period ended March 31, 2017 amounted to R$ 14,993 (R$ 63,906 as of March 31, 2016).

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 616,785 as of March 31, 2017 (R$ 632,376 as of December 31, 2016).

NOTE 10 — GOODWILL

The changes in goodwill are as follows:

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2016	18,099,186	(2,974,756)	15,124,430
(+/-) Foreign exchange effect	(2,645,368)	63,516	(2,581,852)
(-) Impairment (note 23)	—	(2,678,582)	(2,678,582)
(-) Effect of selling of subsidiary	(393,980)	—	(393,980)
Balance as of December 31, 2016	15,059,838	(5,589,822)	9,470,016
(+/-) Foreign exchange effect	(383,722)	112,628	(271,094)
Balance as of March 31, 2017	14,676,116	(5,477,194)	9,198,922

The amounts of goodwill by segment are as follows:

	March 31, 2017	December 31, 2016
Brazil	380,644	380,644
Special Steels	2,419,459	2,508,056
North America	6,398,819	6,581,316
	9,198,922	9,470,016

NOTE 11 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual interest rate (*)	March 31, 2017	December 31, 2016

Working capital	9.78%	3,226,270	3,468,490
Financing of property, plant and equipment and others	8.01%	2,603,955	2,855,860
Ten/Thirty Years Bonds	6.23%	13,727,707	14,093,460
Total financing		19,557,932	20,417,810
Current		4,184,816	4,458,220
Non-current		15,373,116	15,959,590

Principal amount of the financing		19,202,106	20,049,854
Interest amount of the financing		355,826	367,956
Total financing		19,557,932	20,417,810

(*) Weighted average effective interest costs on March 31, 2017.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Loans and financing denominated in Brazilian Reais are indexed at fixed rates or to the following indicators: the TJLP (long-term interest rate), CDI (Interbank Deposit Certificate), the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas) and IPCA (Extended National Consumer Price Index).

Summary of loans and financing by currency:

	March 31, 2017	December 31, 2016
Brazilian Real (R$)	2,962,854	3,228,759
U.S. Dollar (US$)	15,927,811	16,487,116
Other currencies	667,267	701,935
	19,557,932	20,417,810

The amortization schedules of long-term loans and financing are as follows:

	March 31, 2017	December 31, 2016
2018(*)	1,420,613	1,679,416
2019	879,809	875,319
2020	3,214,250	3,261,435
2021	3,408,981	3,500,937
2022	143,275	150,916
2023 on	6,306,188	6,491,567
	15,373,116	15,959,590

(*) For the period as of March 31, 2017, the amounts represents payments from April 01, 2018 to December 31, 2018.

a) Monitoring indexes

Only operations with BNDES include the Company’s contract established debt ratios. In the event of a possible breach of the indicator at the annual measurement, the Company enters into a curing period and a subsequent warranties renegotiation, not characterizing the possibility of a default event.

b) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 124.8 million on March 31, 2017, are guaranteed by the assets being financed.

c) Credit Lines

In June 2009, the subsidiaries of the Company, Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and the former subsidiary Aços Villares S.A., obtained a pre-approved credit line with BNDES in the total amount of R$ 1.5 billion to be used for the revamp and modernization of several areas, an increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds are made available at the time each subsidiary starts its specific investment and presents to BNDES the evidence of the investment made. The interest rate for this credit line is determined at the time of each disbursement, and is composed by indexes linked to of TJLP + 2.16% p.a. As of March 31, 2017, the outstanding balance of this credit facility was R$ 612.9 million.

In November 2015, the Company concluded the renewal and increase of the volume of the Senior Unsecured Global Working Capital Credit Agreement, which is a US$ 1 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The line is divided into two tranches, US$ 250 million destined for Gerdau’s North American subsidiaries borrowing needs and US$ 750 million for Gerdau’s Latin American subsidiaries’ borrowing needs. The total term of the transaction is 3 years and the following companies guarantee this agreement: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. As of March 31, 2017, the outstanding balance of this credit line was US$ 135 million (R$ 428 million as of March 31, 2017).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 12 — DEBENTURES

		Quantity as of March 31, 2017
Issuance	General Meeting	Issued	Held in treasury	Maturity	March 31, 2017	December 31, 2016
3rd- A and B	May 27,1982	144,000	136,848	06/01/2021	42,193	44,292
7th	July 14, 1982	68,400	65,900	07/01/2022	19,190	35,942
8th	November 11, 1982	179,964	168,927	05/02/2023	55,350	57,191
9th	June 10, 1983	125,640	124,297	09/01/2024	10,309	10,731
11th - A and B	June 29, 1990	150,000	147,803	06/01/2020	15,987	17,267
Total Consolidated					143,029	165,423

Non-current					143,029	165,423

Maturities of long-term amounts are as follows:

	March 31, 2017	December 31, 2016
2020	15,987	17,267
2021	42,193	44,292
2022	19,190	35,942
2023 on	65,659	67,922
	143,029	165,423

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI — Interbank Deposit Certificate. The average notional interest rate was 13.75% and 14.00% for the three-month period ended on March 31, 2017 and year ended on December 31, 2016, respectively.

The Company has guarantees provided by the parent entity for debentures of the 7ª, 8ª, 9ª and 11ª issuances.

NOTE 13 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Loans and financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other current assets, other non-current assets, FIDC Obligation, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

b) Market value — the market value of the aforementioned financial instruments is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	March 31, 2017		December 31, 2016
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Cash and cash equivalents	4,476,123	4,476,123	5,063,383	5,063,383
Short-term investments	977,466	977,466	1,024,411	1,024,411
Trade accounts receivable	3,862,433	3,862,433	3,576,699	3,576,699
Related parties	54,689	54,689	57,541	57,541
Unrealized gains on derivatives	2,809	2,809	12,951	12,951
Judicial Deposits	1,923,361	1,923,361	1,861,784	1,861,784
Other current assets	624,293	624,293	668,895	668,895
Other non-current assets	502,624	502,624	447,260	447,260
Liabilities
Trade accounts payable	3,154,330	3,154,330	2,743,818	2,743,818
Loans and Financing	19,557,932	20,043,073	20,417,810	20,716,266
Debentures	143,029	143,029	165,423	165,423
Unrealized losses on derivatives	13,136	13,136	6,584	6,584
Obligations with FIDC	1,043,992	1,043,992	1,007,259	1,007,259
Other current liabilities	539,319	539,319	514,599	514,599
Other non-current liabilities	586,509	586,509	401,582	401,582

The fair values of Loans and Financing are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the effects of the fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets and liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company believes that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in details the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Net Debt/ EBITDA, Net Financial Expenses Coverage Ratio, and Indebtedness/Equity Ratio. The Net Debt is composed of the outstanding principal of the debt, less cash, cash equivalents and short-term investments (notes 4, 11 and 12). The total capitalization is formed by Total Debt (composed by the outstanding principal of the debt) and Equity (note 17). The Company may change its capital structure, as economic and financial conditions to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) by implementing a working capital management and an efficient program of capital expenditures. In the long-term, the Company seeks to remain between the parameters below, admitting specific short-term variations:

WACC	between 10% to 13% a year
Net debt/EBITDA	less than or equal to 2.5 times
Net Financial Expenses Coverage Ratio	greater than 5.5 times
Debt/Equity Ratio	less than or equal to 60%

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 11 and 12, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change	March 31, 2017	March 31, 2016
Foreign currency sensitivity analysis	5%	204,934	235,157
Interest rate changes sensitivity analysis	10 bps	58,195	82,855
Sensitivity analysis of changes in prices of products sold	1%	84,342	100,845
Sensitivity analysis of changes in raw material and commodity prices	1%	53,842	61,584
Interest rate and Foreign currency Swaps	10bps/5%	9,899	10,997
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%	9,655	27,272

Foreign currency sensitivity analysis:  As of March 31, 2017, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that do not have hedge operations. The impact calculated considering such variation in the foreign exchange rate totals R$ 204,934 and R$ 119,123 after the effects of changes in the net investment hedge described in note 13.f, as of March 31, 2017 (R$ 235.157 and R$ 150.877 of March 31, 2016, respectively) and represents income if appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated when considered the income tax and exchange rate variance accounts.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 58,195 as of March 31, 2017 (R$ 82.855 as of March 31, 2016) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 11 and 12, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the net income and costs of the three month period ended on March 31, 2017, totals R$ 84,342 (R$ 100,845 as of March 31, 2016) and the variation in the price of raw materials and other inputs totals R$ 53,842 as of March 31, 2017 (R$ 61,584 as of March 31, 2016). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate and foreign currency swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 10 bps in the interest curve and of 5% in the interest rate, and its impacts in the swaps mark to market. These variations represent an income or expense of R$ 9,899 (R$ 10,997 as of March 31, 2016). These effects would be registered in the statement of comprehensive income. The interest rate swaps to which the Company is exposed to are presented in note 13.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure in forward contracts in US Dollar to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against the Colombian Peso and Indian Rupee and corresponds to the effects on the mark to market of such transactions. An increase of 5% on the US Dollar against the Colombian Peso and Indian Rupee represents a gain of R$ 9,655 as of March 31, 2017 (R$ 27,272 as of March 31, 2016) and a decrease of 5% on the US Dollar against the Colombian Peso and Indian Rupee represents a loss in the same amount presented above. The Dollar/Colombian Peso and Dollar/Indian Rupee forward contracts were entered into to hedge liabilities (debt) and these effects in the mark to market would be recognized in the Consolidated Statement of Income. The forward contracts in US Dollar, in which the Company is exposed, are presented in note 13.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

March 31, 2017 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	4,476,123	—	—	4,476,123
Short-term investments	—	977,466	—	977,466
Unrealized gains on financial instruments	—	—	2,809	2,809
Trade accounts receivable	3,862,433	—	—	3,862,433
Related parties	54,689	—	—	54,689
Judicial Deposits	1,923,361	—	—	1,923,361
Other current assets	624,293	—	—	624,293
Other non-current assets	418,371	84,253	—	502,624
Total	11,359,270	1,061,719	2,809	12,423,798
Financial result for the three-month period ended on March 31, 2017	14,699	32,953	—	47,652

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Liabilities	Liabilities at fair value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	3,154,330	3,154,330
Loans and Financing	—	19,557,932	19,557,932
Debentures	—	143,029	143,029
FIDC Obligation	—	1,043,992	1,043,992
Other current liabilities	—	539,319	539,319
Other non-current liabilities	—	586,509	586,509
Unrealized losses on financial instruments	13,136	—	13,136
Total	13,136	25,025,111	25,038,247
Financial result for the three-month period ended on March 31, 2017	(11,858)	(351,897)	(363,755)

December 31, 2016 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	5,063,383	—	—	5,063,383
Short-term investments	—	1,024,411	—	1,024,411
Unrealized gains on financial instruments	—	—	12,951	12,951
Trade accounts receivable	3,576,699	—	—	3,576,699
Related parties	57,541	—	—	57,541
Judicial Deposits	1,861,784	—	—	1,861,784
Other current assets	668,895	—	—	668,895
Other non-current assets	380,211	67,049	—	447,260
Total	11,608,513	1,091,460	12,951	12,712,924
Financial result for the three-month period ended on March 31, 2016	(36,892)	155,151	—	118,259

Liabilities	Liabilities at market value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	2,743,818	2,743,818
Loans and Financing	—	20,417,810	20,417,810
Debentures	—	165,423	165,423
Related parties	—	—	—
FIDC Obligation	—	1,007,259	1,007,259
Other current liabilities	—	514,599	514,599
Other non-current liabilities	—	401,582	401,582
Unrealized losses on financial instruments	6,584	—	6,584
Total	6,584	25,250,491	25,257,075
Financial result for the three-month period ended on March 31, 2016	(30,548)	(49,113)	(79,661)

As of March 31, 2017, the Company has derivative financial instruments such as currency swaps and forward contracts in US Dollar. Part of these instruments are classified as cash flow hedges and their effectiveness can be measured, having their unrealized losses and /or gains classified directly in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on derivatives, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Cash Management and Debt Committee, which validates the mark to market of these transactions. All derivative financial instruments gains and losses are recognized at fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities prices and interest rates. The Company uses derivatives and other financial instruments to reduce the impact

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

of such risks on the fair value of its assets and liabilities or in future cash flows and results. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage the market risks mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies), currency swaps and currency forward contracts.

Forward Contracts in US Dollar

The Company has entered into NDFs (Non Deliverable Forward) in order to mitigate the exchange variance risk on liabilities denominated in foreign currencies, mainly US dollar. The counterparties of these transactions are financial institutions with a low credit risk.

Swap Contracts

The Company entered into cross currency swap, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR in US dollars and pays a fixed interest rate based in the local currency. The counterparties to these transactions are financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

			Notional value		Amount receivable		Amount payable
Contracts		Position	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Forward
Maturity at 2017		long in US$	US$59.5 million	US$84.8 million	—	734	(13,136)	(6,584)
Maturity at 2017		short in US$	—	US$15.0 million	—	1,823	—	—

Cross currency swap
Maturity in 2017	receivable under the swap	Libor 6M + 2.25%	US$25.0 million	US$25.0 million	1,363	5,684	—	—
	payable under the swap	INR 11.02%
Maturity in 2018	receivable under the swap	Libor 6M +2%	US$40.0 million	US$40.0 million	1,446	4,710	—	—
	payable under the swap	INR 10.17%
Total fair value of financial instruments					2,809	12,951	(13,136)	(6,584)

 Prospective and retrospective tests demonstrated the effectiveness of the instruments qualified as cash flow hedge.

	March 31, 2017	December 31, 2016
Unrealized gains on financial instruments
Current assets	—	2,557
Non-current assets	2,809	10,394
	2,809	12,951
Unrealized losses on financial instruments
Current liabilities	(13,136)	(6,584)
	(13,136)	(6,584)

	March 31, 2017	March 31, 2016
Net Income
Gains on financial instruments	8,676	27,333
Losses on financial instruments	(18,407)	(48,853)
	(9,731)	(21,520)
Other comprehensive income
(Losses) Gains on financial instruments	(7,663)	2,319
	(7,663)	2,319

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts has been recognized in the Statement of Comprehensive Income.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 2.5 billion (designated as hedges) is recognized in the Statement of Comprehensive Income, while the exchange rate on the portion of US$ 0.8 billion (not designated as hedges) is recognized in income. Additionally, the Company opted to designate as hedge of the net investment financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.1 billion, which were made in order to provide part of the funds to purchase these investments abroad.

The Company has proven the effectiveness of the hedge from its designation dates and demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized gain, net of taxes, in the amount of R$ 214,514 for the three-month period ended on March 31, 2017 (gain of R$ 919,216 for the three month period ended on March 31, 2016).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

The IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of March 31, 2017, the Company had some assets that the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of March 31, 2017 and December 31, 2016, are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016

Current assets
Cash and cash equivalents	4,476,123	5,063,383	—	—	4,476,123	5,063,383
Short-term investments - Held for Trading	977,466	1,024,411	463,250	458,639	514,216	565,772
Trade accounts receivable	3,862,433	3,576,699	—	—	3,862,433	3,576,699
Unrealized gains on financial instruments	—	2,557	—	—	—	2,557
Other current assets	624,293	668,895	—	—	624,293	668,895

Non-current assets
Related parties	54,689	57,541	—	—	54,689	57,541
Unrealized gains on financial instruments	2,809	10,394	—	—	2,809	10,394
Judicial deposits	1,923,361	1,861,784	—	—	1,923,361	1,861,784
Other non-current assets	502,624	447,260	—	—	502,624	447,260
	12,423,798	12,712,924	463,250	458,639	11,960,548	12,254,285

Current liabilities
Trade accounts payable	3,154,330	2,743,818	—	—	3,154,330	2,743,818
Short-term debt	4,184,816	4,458,220	—	—	4,184,816	4,458,220
Unrealized losses on financial instruments	13,136	6,584	—	—	13,136	6,584
Other current liabilities	539,319	514,599	—	—	539,319	514,599

Non-current liabilities
Long-term debt	15,373,116	15,959,590	—	—	15,373,116	15,959,590
Debentures	143,029	165,423	—	—	143,029	165,423
FIDC Obligation	1,043,992	1,007,259	—	—	1,043,992	1,007,259
Other non-current liabilities	586,509	401,582	—	—	586,509	401,582
	25,038,247	25,257,075	—	—	25,038,247	25,257,075

h) Changes in liabilities from Cash flow from financing activities:

As required by IAS 7, the Company demonstrates below the changes in the liabilities of Cash Flow from financing activities, of the Statement of Cash Flows:

Cash effects	Non-cash effects

	December 31, 2016	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	March, 31, 2017
Loans and Financing, Debentures and Unrealized Gains and Losses on financial instruments	20,576,866	(458,193)	(361,642)	357,511	(403,254)	19,711,288
Related Parties, net	(57,541)	2,852	—	—	—	(54,689)

		Cash effects		Non-cash effects
	December 31, 2015	Received/(Paid) from financing activities	Interest Payment	Interest on loans, financing and loans with related parties	Exchange Variance and others	March 31, 2016
Loans and Financing, Debentures and Unrealized Gains and Losses on financial instruments	26,417,256	(1,013,753)	(289,854)	397,235	(1,825,607)	23,685,277
Related Parties, net	(53,506)	(9,296)	—	2,640	—	(60,162)

NOTE 14 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal counsel, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position and operational results of the Company and its subsidiaries.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

For claims whose expected loss is considered more likely than not, the provisions have been recorded considering the judgment of the Company’s legal advisors and of Management and the provisions are considered sufficient to cover more likely than not expected losses. The balances of the provisions are as follows:

I) Provisions

	March 31, 2017	December 31, 2016
a) Tax provisions	455,961	1,829,771
b) Labor provisions	514,075	358,901
c) Civil provisions	52,118	50,554
	1,022,154	2,239,226

As the net result of the reversal of the accounting provision described below (tax provisions), related to the discussion of the exclusion of the ICMS (“Imposto sobre a circulação de Mercadorias e Serviços” — ICMS — State VAT) from the tax base for contributions to PIS (“Contribuição ao Programa de Integração Social”- PIS) and COFINS (“Contribuição para o Financiamento da Seguridade Social” - COFINS), and the recognition of other accounting provisions for the three-month period ended on March 31, 2017, the Company recorded the amounts of R$ 929,711 on the item “Reversal of contingent liabilities, net” (Operating Result), and R$ 369,819, on the item “Reversal of monetary update of contingent liabilities, net” (Financial Income), in its Consolidated Statements of Income.

a) Tax Provisions

The Company and its subsidiaries are parties to lawsuits related to the exclusion of the ICMS from the tax base for contributions to PIS and COFINS, with respect to which the Company made judicial deposits and accounting provisions, which in turn were updated in accordance with the SELIC rate. The balances recorded as of December 31, 2016 refer to the unpaid amounts of PIS and COFINS since 2009, the collection of which was fully suspended, due to these judicial deposits.

Recently, on March 15, 2017, the Brazilian Federal Supreme Court (STF — Supremo Tribunal Federal) ruled on a claim related to this matter, and by 6 votes to 4, concluded: “The ICMS does not comprise the tax base for PIS and COFINS assessment purposes”. The STF decision, in principle, affects all of the judicial proceedings in progress, due to its general repercussion. However, it is expected that, once this decision is published, the National Treasury Attorney will ask the STF to modulate this decision prospectively, which could limit the production of its effects for taxpayers.

Pursuant to paragraph 14 of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, a provision is recognized only when “it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation”, among other requirements. On March 31, 2017 the Company, based on (i) the conclusion of this judgment by the STF (sitting en banc) in Extraordinary Appeal No. 574,706/RG with general repercussion, which ruled that the inclusion of the ICMS in the PIS and COFINS calculation tax base was unconstitutional, and (ii) the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), reversed the aforementioned accounting provision. The Company’s decision is supported by the position of its legal advisors who, when reassessing the likelihood of loss in the ongoing lawsuits related to the matter, concluded that the probability of loss, as to the merits of these lawsuits, became remote as of the date of the enactment of this decision.

The Company emphasizes, however, that in view of the possibility that the STF may understand that the modulation mechanism necessarily applies to its decision, and that the application of such a mechanism could limit the effects of the same, a revaluation of the risk of loss associated with the aforementioned lawsuits may be required, pursuant to paragraph 59 of IAS 37. Accordingly, depending on the terms of the modulation, as defined by the STF, such revaluation may result in the need to record new provisions in connection with this matter in the future.

The balance of judicial deposits as of March 31, 2017, in the amount of R$ 1,604,132, referring to the same discussion on the inclusion of the ICMS in the tax base of PIS and COFINS, awaits termination of the relevant lawsuits before the Brazilian courts in order to be returned to the Company.

The other tax provisions refer substantially to discussions related to the ICMS, the settlement of PIS credits and the assessment of PIS and COFINS on other revenues.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b) Labor Provisions

The Company is party to individual and collective labor lawsuits, and the claims substantially refer to overtime payment, nightshift premium, time spent during transportation time, health hazard and hazardous duty premiums, labor accident damages, labor-related diseases and damages for mental anguish, among others.

c) Civil Provisions

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of March 31, 2017 the amount shown as provision liabilities.

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have chance of loss considered as possible (but not likely) and due to this classification accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiary Gerdau Aços Longos S.A., Gerdau Açominas S.A. and Gerdau Aços Especiais S.A., have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 1,770,283.

a.2) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A., Gerdau Aços Especiais and Gerdau S.A., are parties to the lawsuits relating to other taxes. The total amount of these lawsuits is R$ 828,762.

a.3) Subsidiary Gerdau Aços Longos S.A. is a party to an administrative proceeding relating to Withholding Income Tax, in the amount of R$ 118,306, assessed on the remittance abroad of interest charged on export financings under Export Prepayment or Export Advance Agreements. The Company submitted an administrative claim challenging the tax assessment on January 13, 2017, the judgment of which is currently pending before the Brazilian Federal Revenue Judgment Office (Delegacia de Julgamento da Receita Federal do Brasil).

a.4) Subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., are parties to administrative and judicial proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax, in the current amount of R$ 1,434,306. Said proceedings relate to profits generated abroad, of which (i) R$ 1,269,099 correspond to two proceedings involving Gerdau Internacional Empreendimentos Ltda., of which (i.a.) R$ 916,000 relate to a proceeding that is no longer subject to appeal in CARF and was referred for judicial collection, which collection is being challenged in the competent judicial lower court; and (i.b) R$ 353,099 relate to a voluntary appeal which was partially granted in the lower tribunal of the Brazilian Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais — “CARF”, administrative body of the Ministry of Finance of Brazil), and was subject to special appeal which was partially granted in CARF’s superior tribunal in judgment held on March 14, 2017, and is currently awaiting publication of the judgment, and (ii) R$ 165,207 correspond to a proceeding involving Gerdau Aços Especiais S.A., whose voluntary appeal in CARF’s lower tribunal was dismissed, for which a special appeal was filed, and currently awaits judgment in CARF’s superior tribunal.

a.5) Subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., are parties to administrative proceedings relating to the disallowance of the deductibility of goodwill generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 5,658,088, of which (i) R$ 4,458,048 correspond to four proceedings involving subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., for which administrative discussions already ended and are currently in the administrative collection stage; and in connection with Gerdau Aços Longos S.A., the Company obtained injunctive relief to permit it to offer a judicial guarantee using a liability insurance policy in the amount of R$ 4,696,249; (ii) R$ 515,754 correspond to two proceedings involving Gerdau Acos Longos S.A., whose voluntary appeal is currently pending in CARF’s lower tribunal; (iii) R$ 117,326 correspond to a proceeding involving the subsidiary Gerdau Aços Especiais S.A., whose voluntary appeal is currently pending in CARF’s lower tribunal; and (iv) R$ 566,960 correspond to one proceeding involving the subsidiary Gerdau Aços Longos S.A., the challenge to which was filed by the Company on January 13, 2017 and is currently pending judgment by the Brazilian Federal Revenue Judgment Office (Delegacia de Julgamento da Receita Federal do Brasil).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Some of the decisions obtained at the CARF related to those proceedings along with other matters involving the Company included in the scope of the so-called Operation Zelotes (“Operation”) are being investigated by Brazilian federal authorities including the Judiciary Branch, with the purpose of verifying the occurrence or not of alleged illegal acts.

Considering the involvement of Gerdau’s name in press reports concerning the Operation, the Board of Directors decided to engage outside counsel, which would report to a Special Committee of the Board, to conduct an investigation to determine, among other things: (i) whether, in light of current knowledge, proper protocol was followed in the relationship of the Company with governmental authorities, including CARF, and in the hiring of firms representing the Company in cases before CARF; (ii) whether such firms have remained within the scope of their work/hiring; (iii) whether the engagement terms for such firms included clauses intended to prevent activity that violates ethical codes or laws currently in force; (iv) whether the engagement terms for such firms included the establishment of sanctions for any violations (whether contractual breaches or otherwise); and (v) if there is any evidence of fraud, deceit, bad faith, or any expression of an intent to commit an illegal act on the part of directors and/or officers of the Company in the relationship of the Company with governmental authorities, including CARF, in the negotiation, signing or carrying out of the aforementioned contracts (“Internal Investigation”).

The Internal Investigation is ongoing, and the Company is cooperating with the Federal Police an as of the date of the approval of these interim financial statements, the Company believes it is not possible to predict either the duration or the outcome of the Operation by the Federal Police or of the Internal Investigation. Additionally, the Company believes that currently there is not enough information to determine whether a provision for losses is required or disclose any contingency.

The Company’s legal advisors confirm that the procedures adopted by the Company with respect to the tax treatment of profits abroad and the deductibility of goodwill were strictly legal, and, therefore, the likelihood of loss with respect to said proceedings is possible (but not likely).

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment, which resulted in a fine to the Company and other long steel producers, on September 23, 2005, an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes (fine of R$ 245,070, updated by the judicial accounting on August 01, 2013 to R$ 417,820)

Two lawsuits challenge the investigation conducted by the Competition Defense System and its merits judgment, whose grounds are procedural irregularities, especially the production of evidence, based on an economic study, to prove the lack of a cartel. The suspension of the effects of CADE’s decision was granted by the Court, upon offer of bank guarantee letter. Sentences were handed down for the dismissal of the actions and both are found in appeal phase.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that it is possible that the decision will be reverted.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 190,397. For these demands was not performed accounting accrual, since were considered as possible losses, based on the opinion of its legal advisors.

b.3) On May 26, 2016, a securities class action complaint was filed in the United States District Court for the SouthernDistrict of New York against Gerdau and certain executives and former executives of the Company by purchasers of American Depositary Receipts (ADRs) of the Company that trade on the New York Stock Exchange. On August 9, 2016, the court appointed the Policemen’s Annuity and Benefit Fund of Chicago as lead plaintiff. On October 31, 2016, the lead plaintiff filed an amended complaint under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 on behalf of a purported class of purchasers of Gerdau ADRs between April 23, 2012 and May 16, 2016. Among other things, the amended complaint alleges that the Company and certain executives engaged in a bribery scheme involving members of the Brazilian Board of Tax Appeals (CARF), which purportedly resulted in the nonpayment of approximately US$ 429 million in taxes and purportedly resulted in defendants’ statements in Gerdau’s securities filings about Gerdau’s business,

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

operations, and prospects being false and misleading and/or lacking a reasonable basis. The amended complaint includes alleged claims pertaining to the transaction relating to the acquisition of equity interests described in note (c) below. On January 17, 2017, the Company filed a motion to dismiss. The plaintiffs have not specified an amount of alleged damages in the action. For such reason, and because the action is still in its early stages, the Company is unable to reasonably  estimate the possibility of loss and the amount of potential losses arising from the litigation.

c) Administrative proceeding — Brazilian Securities Comission (CVM)

On July 14, 2015, the Company acquired non-controlling interests in the following companies: Gerdau Aços Longos S.A. (4.77%), Gerdau Açominas S.A. (3.50%), Gerdau Aços Especiais S.A. (2.39%) and Gerdau América Latina Participações S.A. (4.90%), having as counterparty Itaú Unibanco S.A. and ArcelorMittal Netherlands BV. This transaction was approved by the Board of Directors of Gerdau S.A. by unanimous vote of the directors on July 13, 2015, based on the market opportunity and the analysis that the prices were appropriate considering: economic evaluations conducted by independent report, the financial instruments used, the payment terms, capturing value through a more concentrated cash flow and long-term vision for the Company. The Company, in compliance with CVM requests for clarification on the acquisition, disclosed that the decision to its acquisition had exclusively business merit and was duly considered and unanimously approved by the Board of Directors. The terms and conditions for the acquisition considered long-term market prospects. On October 21, 2016, Metalúrgica Gerdau S.A. and certain directors and former directors of Gerdau S.A. filed a defense in the administrative proceeding brought by CVM on the acquisition of non-controlling interests in the subsidiaries, in the sense that the operation was businesslike justified, as above stated. There is no estimate for a final decision of the matter. Metalúrgica Gerdau S.A. believes that, currently, there is not enough information to disclose or determine if a provision for losses is required.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	March 31, 2017	December 31, 2016
Tax	1,771,837	1,716,996
Labor	113,261	107,191
Civil	38,263	37,597
	1,923,361	1,861,784

IV) Eletrobrás Compulsory Loan

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or superior to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobrás the possibility of anticipating this return through the conversion of those loans in shares of its own issue. Prior to the conversion of the credits into shares, those credits were adjusted through an indexer and quantifier, called Standard Unit (SU). It happens that the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of next year, resulting in a lack of monthly monetary adjustment during the years of collection, as well as interest. This procedure imputed to taxpayers considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels.

In order to claim the appropriate interest and monetary correction, subtracted by the methodology applied by Eletrobrás, the Company (understood to be legal entities existing at the time and later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, moratory and other accessory amounts owed by Eletrobrás due to the compulsory loans, totaling approximately R$ 1,260 million. Recently, particularly in 2015, processes involving representative amounts were definitively judged by the Superior Court of Justice - STJ favorable to the Company so that no further appeals against such decisions apply (“final judgment”). For claims with a final judgment, it yet remains the enforcement of ruling (or execution phase) where the actual amounts to be settled will be calculated.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Obtaining favorable decisions represented by the final judgment mentioned above, in accordance with IAS 37, suggests that the inflow of economic benefits has become probable. However, it is not yet practicable to reasonably determine the realization of the gain in the form of fitting of resources arising from these decisions has reached a level of virtually certain and that the Company has control over such assets, which under the above standards, implies that such gains are not recorded until such conditions are demonstrably present.

NOTE 15 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	March 31, 2017	December 31, 2016
Assets
Jointly-controlled entities
Gerdau Corsa SAPI de C.V.	—	48

Others
Fundação Gerdau	54,689	57,493
	54,689	57,541

	For the three-month period ended
	March 31, 2017	March 31, 2016
Net financial income	—	(2,640)

Operations with related parties

During the three-month periods ended on March 31, 2017 and 2016, the Company, through its subsidiaries, performed commercial operations with some of its associate companies and jointly controlled entities in sales of R$ 88,651 as of March 31, 2017 (R$ 78,622 as of March 31, 2016) and purchases in the amount of R$ 31,815 as of March 31, 2017 (R$ 34,837 as of March 31, 2016). The net balance totals R$ 56,836 as of March 31, 2017 (R$ 43,785 as of March 31, 2016).

During the three-month periods ended on March 31, 2017 and 2016, the Company, through its subsidiaries, performed transactions with controlling shareholders, directly or indirectly, mainly of guarantees provided by the controlling in guarantees of debentures, on which the Company pays a fee of 0.95 % p.a. on the amount guaranteed. The effect of these transactions was an expense of R$ 270 (R$ 952 on March 31, 2016). Additionally , the Company recorded revenues of R$ 200 in the three-month period ended on March 31, 2017 (R$ 252 on March 31, 2016, respectively), derived from rental agreement.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of March 31, 2017	Balance as of December 31, 2016
GTL Trade Finance Inc.	Subsidiary	10-year Bond	1,744,000	oct/17	2,505,571	2,577,296
GTL Trade Finance Inc.	Subsidiary	30-year Bond	1,118,000	apr/44	1,584,200	1,629,550
Diaco S.A.	Subsidiary	Financing Agreements	520,308	oct/16 - aug/18	280,840	397,238
Gerdau Holding Inc.	Subsidiary	10-year Bond	2,188,125	jan/20	1,751,257	1,801,389
Gerdau Trade Inc.	Subsidiary	10-year Bond	2,117,750	jan/21	3,252,125	3,345,222
Gerdau Corsa S.A.P.I. de C.V.	Jointly-controlled entity	Financing Agreements	2,287,377	may/17 - dec/20	2,128,136	2,061,260
GTL Trade Finance Inc., Gerdau Holdings Inc.	Subsidiary	10-year Bond	2,606,346	apr/24	2,904,022	2,987,154
Sipar Aceros S.A.	Subsidiary	Financing Agreements	452,113	jun/17-sep/21	421,264	434,706
Gerdau Trade Inc.	Subsidiary	10-year Bond	1,501,275	apr/23	1,745,487	1,832,625
Gerdau Steel India Ltd.	Subsidiary	Financing Agreements	295,471	ago/17 - feb/19	352,526	354,585
Gerdau Steel India Ltd.	Subsidiary	Financing Agreements	88,797	Undetermined	96,697	55,130
Comercial Gerdau Bolivia	Subsidiary	Financing Agreements	12,980	nov/17	12,674	13,036
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	3,160,958	jul/18 - feb/21	2,533,100	2,627,205
Gerdau Ameristeel Us. Inc.	Subsidiary	25-year Bond	103,596	oct/37	161,588	166,214
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	556,247	oct/24 - dec/30	310,047	318,784
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	298,104	may/17 - jul/18	307,267	304,194
Siderúrgica Zuliana, C.A.	Subsidiary	Financing Agreements	50,010	jun/17	47,526	65,182
Gerdau Aços Especiais S.A.	Subsidiary	Financing Agreements	70,000	feb/20	56,000	63,000

b)             Debentures

Debentures are held by parent companies, directly or indirectly, in the amount of R$ 31,510 as of March 31, 2017 (R$ 33,438 as of December 31, 2016), which corresponds to 5,464 debentures (5,964 as of December 31, 2016).

c)              Price conditions and charges

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

d)             Management compensation

The Company paid to its management salaries, benefits and variable compensation totaling R$ 8,299 for the three-month period ended on March 31, 2017 (R$ 10,073 for the three-month periods ended on March 31, 2016). The contributions for pension plan, related to the management of the Company, totaled R$ 285 — Defined contribution plan for the three-month period ended on March 31, 2017 (R$ 227 for the three-month period ended on March 31, 2016).

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 3,649 during the three-month period ended on March 31, 2017 (R$ 1,828 for the three-month period ended on March 31, 2016).

Additionally, for the three-month period ended on March 31, 2017, the compensation for the members of the Advisory Board was R$ 0 (R$ 490 in the three-month periods ended on March 31, 2016).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 16 - OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets resulting from the favorable judgments of credits with Eletrobras mentioned in Note 14 iv were used to set up a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose fair value at the FIDC Inception date was R$ 800 million. The single quota of this FIDC was sold in 2015 in the acquisition of minority interests transaction in subsidiaries of Gerdau S.A.

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credits rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a substantial percentage of that gain. Additionally, the Company has the right of first offer to repurchase those receivables in the event of sale by the Fund, in accordance to the contract subscribed, and has the amount of R$ 1,043,992 recognized in the account “Payables to FIDC” as of March 31, 2017 (R$ 1,007,259 as of December 31, 2016).

NOTE 17 — EQUITY

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

	March 31, 2017		December 31, 2016
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,137,018,570	571,929,945	1,114,744,538
Repurchase of Shares	—	—	—	(10,000,000)
Exercise of stock option	—	183,431	—	2,274,032
Transfer of Shares	—	—	—	30,000,000
Balance at the end of the period	571,929,945	1,137,202,001	571,929,945	1,137,018,570

On March 31, 2017, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	March 31, 2017						December 31, 2016
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary*	483,922,176	84.4	169,447,907	14.8	653,370,083	38.0	449,712,654	78.4	202,806,626	17.7	652,519,280	37.9
Brazilian institutional investors	29,579,385	5.2	99,571,810	8.7	129,151,195	7.5	41,883,032	7.3	92,721,295	8.1	134,604,327	7.8
Foreign institutional investors	19,706,953	3.4	714,071,796	62.3	733,778,749	42.7	11,122,498	1.9	705,652,715	61.5	716,775,213	41.8
Other shareholders	38,721,431	6.7	154,110,488	13.4	192,831,919	11.2	69,211,761	12.1	135,837,934	11.9	205,049,695	11.9
Treasury stock	1,697,538	0.3	8,829,244	0.8	10,526,782	0.6	1,697,538	0.3	9,012,675	0.8	10,710,213	0.6
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

*Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johannpeter is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury shares are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	March 31, 2017				December 31, 2016
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	9,012,675	98,189	1,697,538	557	31,286,707	382,806
Repurchase of shares	—	—	—	—	—	—	10,000,000	95,343
Exercise of stock option	—	—	(183,431)	(20,911)	—	—	(2,274,032)	(10,461)
Transfer of shares	—	—	—	—	—	—	(30,000,000)	(369,499)
Balance at the end of the period	1,697,538	557	8,829,244	77,278	1,697,538	557	9,012,675	98,189

These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company and its subsidiaries or subsequently sold on the market. The average acquisition cost of the treasury preferred shares was R$ 8.75.

c) Capital reserves - consists of premium on issuance of shares.

d) Retained earnings

I)  Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amounts can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. It is also recognized in this account the difference between the average amount of the treasury stocks and transactional value of the share in the case of stock option exercised and assignment of preferred shares. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests - correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on available for sale securities, gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, cumulative translation adjustments, expenses recorded for stock option plans and actuarial gains and losses on postretirement benefits.

NOTE 18 — EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	March 31, 2017			March 31, 2016
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income (loss) available to Common and Preferred shareholders	272,960	542,381	815,341	2,948	5,747	8,695

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,136,443,021		571,929,945	1,114,984,958

Earnings per share (in R$) — Basic	0.48	0.48		0.01	0.01

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Diluted

	For the three-month period ended on
	March 31, 2017	March 31, 2016
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	542,381	5,747
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	2,303	18
	544,684	5,765

Net income allocated to common shareholders	272,960	2,948
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of the long term incentive plan	(2,303)	(18)

	270,657	2,930

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,136,443,021	1,114,984,958
Potential increase in number of preferred shares outstanding due to the long term incentive plan	14,539,277	10,112,552
Total	1,150,982,298	1,125,097,510

Earnings per share — Diluted (Common and Preferred Shares) - in R$	0.48	0.01

NOTE 19 — LONG-TERM INCENTIVE PLANS

a)             Stock Options Plan:

	March 31, 2017		December 31, 2016
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$
Available at beginning of the year	569,115	16.64	1,074,246	18.36
Options Forfeited	(259,376)	14.74	(505,131)	20.49
Available at the end of the period	309,739	18.03	569,115	16.64

The average market price of the share in the three month period ended on March 31, 2017 was R$ 12.38 (R$ 7.68 in the year ended December 31, 2016).

As of March 31, 2017 the Company has a total of 8,829,244 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement or death.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Exercise price	Quantity	Average period of grace (in years)	Average exercise price	Number exercisable at March 31, 2017*
			R$
R$ 13.78	40,873	1.9	13.68	40,873
R$ 10,58 a R$ 29,12	268,866	5.0	18.69	13,660
	309,739			54,533

*The total of options vested that are exercisable on March 31, 2017 is 54,533 (57,678 on December 31, 2016).

During the three month period ended on March 31, 2017, the long-term incentive plans costs recognized in income were R$ 4,829 (R$ 6,751 on March 31, 2016).

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. There were no options granted for this plan in 2017.

b) Restricted Shares and Performance Shares Summary:

Quantity on January 01, 2016	12,525,256
Granted	13,357,922
Forfeited/Canceled	(3,046,593)
Exercised	(2,403,094)
Quantity on December 31, 2016	20,433,491
Granted	1,843,401
Forfeited/Canceled	(1,424,354)
Exercised	(1,688,288)
Quantity on March 31, 2017	19,164,250

c) Other Plans — North America

In February 2010, the Board of Directors approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares as determined by the Company at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award. The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

In 2017, there was no grant for the participants under the EIP. In 2016, an award of approximately US$ 9.9 million (R$ 34.5 million) was granted to participants under the EIP. The Company issued 2,846,835 RSUs, and 3,820,894 PSUs under this plan. This award has been accrued over the vesting period of 5 years.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On March 31, 2017, there were 147,210 SARs and 40,873 stock options outstanding under the LTIP. These awards have being accrued over the vesting period of 4 years.

As of March 31, 2017 and December 31, 2016, the outstanding liability for share-based payment transactions included in other non-current liabilities of the subsidiaries in North America was US$ 10 thousand (R$ 31.7) and US$ 10 thousand (R$ 32.6), respectively.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 20 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended
	March 31, 2017	March 31, 2016
Depreciation and amortization	(528,058)	(681,188)
Labor expenses	(1,362,590)	(1,839,281)
Raw material and consumption material	(5,384,241)	(6,158,368)
Freight	(529,889)	(592,997)
Other expenses/income, net	(375,982)	(604,070)
Reversal of contingent liabilities, net	929,711	—
	(7,251,049)	(9,875,904)

Classified as:
Cost of sales	(7,804,777)	(9,271,833)
Selling expenses	(138,446)	(214,332)
General and administrative expenses	(301,047)	(429,554)
Other operating income	68,966	47,224
Other operating expenses	(5,456)	(7,409)
Reversal of contingent liabilities, net	929,711	—
	(7,251,049)	(9,875,904)

NOTE 21 — FINANCIAL INCOME

	For the three-month periods ended
	March 31, 2017	March 31, 2016
Income from short-term investments	30,292	40,878
Interest income and other financial incomes	51,535	34,912
Financial income total	81,827	75,790

Interest on debts	(357,511)	(397,235)
Monetary variation and other financial expenses	(105,726)	(127,867)
Financial expenses total	(463,237)	(525,102)

Exchange variations, net	75,038	509,430
Reversal of monetary update of contingent liabilities, net	369,819	—
Gains and Losses on derivatives, net	(9,731)	(21,520)
Financial result, net	53,716	38,598

NOTE 22 — SEGMENT REPORTING

In the fourth quarter of 2016, the Company made a change in the composition of its segments, with changes with effect as of 2016 year end, with the objective of obtaining greater strategic, operational and management synergies in the markets of South America and North America. The change relates to the jointly controlled entity Gerdau Metaldom Corp., in the Dominican Republic, which became part of the business segment South America and thus its results and equity are no longer presented in the North America segment and are from now on presented in the South America segment. For disclosure purposes, the comparative information has been modified regarding the originally presented information, in order to reflect the changes approved by the Gerdau Executive Committee, according to the criteria established by IFRS 8.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the three-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
Net sales	2,784,250	2,693,582	3,624,092	4,296,789	1,003,478	1,236,021	1,356,646	2,170,259	(309,802)	(312,140)	8,458,664	10,084,511
Cost of sales	(2,484,543)	(2,472,148)	(3,514,124)	(3,995,486)	(901,328)	(1,031,287)	(1,215,148)	(2,083,978)	310,366	311,066	(7,804,777)	(9,271,833)
Gross profit	299,707	221,434	109,968	301,303	102,150	204,734	141,498	86,281	564	(1,074)	653,887	812,678
Selling, general and administrative expenses	(140,357)	(193,465)	(149,493)	(220,725)	(52,661)	(71,331)	(41,491)	(100,989)	(55,491)	(57,376)	(439,493)	(643,886)
Other operating income (expenses)	2,126	4,367	5,245	3,671	5,305	108	5,547	10,650	45,287	21,019	63,510	39,815
Reversal of contingent liabilities, net	—	—	—	—	—	—	—	—	929,711	—	929,711	—
Equity in earnings of unconsolidated companies	—	—	(18,884)	(23,565)	11,821	10,009	1,376	—	4,877	5,975	(810)	(7,581)
Operational income (Loss) before financial income (expenses) and taxes	161,476	32,336	(53,164)	60,684	66,615	143,520	106,930	(4,058)	924,948	(31,456)	1,206,805	201,026
Finacial result, net	(160,187)	(166,026)	(13,075)	(4,250)	(23,243)	(11,268)	(32,734)	(44,486)	282,955	264,628	53,716	38,598
Income (Loss) before taxes	1,289	(133,690)	(66,239)	56,434	43,372	132,252	74,196	(48,544)	1,207,903	233,172	1,260,521	239,624
Income and social contribution taxes	(1,981)	34,396	54,670	33,840	(20,035)	(40,326)	(26,000)	5,285	(443,631)	(258,633)	(436,977)	(225,438)
Net income (Loss)	(692)	(99,294)	(11,569)	90,274	23,337	91,926	48,196	(43,259)	764,272	(25,461)	823,544	14,186

Supplemental information:
Net sales between segments	273,875	270,237	15,054	22,837	1,441	1,432	19,432	17,634	—	—	309,802	312,140

Depreciation/amortization	227,098	215,304	172,467	237,555	43,276	49,834	85,217	178,495	—	—	528,058	681,188

	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Investments in associates and jointly-controlled entities	—	—	294,943	303,526	405,211	404,522	185,563	—	89,457	90,796	975,174	798,844
Total assets	18,108,186	18,672,770	16,161,504	16,459,784	5,612,233	5,582,926	11,604,507	11,970,203	2,071,142	1,949,458	53,557,572	54,635,141
Total liabilities	9,590,602	10,761,705	3,429,680	3,407,444	1,617,639	1,651,590	5,827,734	6,519,255	8,175,572	8,020,494	28,641,227	30,360,488

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

South America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Condensed Consolidated Interim Financial Statements.

The Company’s geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

	For the three-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
Net sales	2,900,961	2,700,723	1,173,166	1,516,817	4,274,507	5,027,566	110,030	839,405	8,458,664	10,084,511

	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Total assets	23,239,323	24,266,983	6,455,096	6,159,387	23,099,336	23,463,447	763,817	745,324	53,557,572	54,635,141

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRSs require that the Company disclose the net sales per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on net sales by product is not maintained on a consolidated basis and the cost to obtain net sales per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of net sales by product.

NOTE 23 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The goodwill impairment test allocated to business segments is performed annually in December, also being performed at interim reporting dates if events or circumstances indicate possible impairment. In the test performed for the year ended on 2016, the Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows, therefore, an increase of 0.5% in the discount rate to discount the cash flow of each segment would result in recoverable amounts that are below the book value and/or that exceeded the book value as shown below: a) North America: below book value of R$ 872 million; b) Special Steel: exceeded book value by R$ 1,170 million; c) South America: exceeded book value by R$ 486 million; and d) Brazil: exceeded the book value by

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2017

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

R$ 425 million. On the other hand, a decrease of 0.5 % in the perpetuity growth rate of the cash flow of each business segment would result in a recoverable amount below the book value and / or that exceeded the book value as shown below: a) North America: below the book value by R$ 661 million; b) Special Steel: exceeded the book value by R$ 1,301 million; c) South America: exceeded the book value by R$ 561 million; and d) Brazil: exceeded the book value by R$ 673 million.

The Company concluded that there are no indications that an impairment test of goodwill and other long-lived assets for the period ended on March 31, 2017 is required.

The Company will maintain over 2017  its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a more challenging scenario than that in recent years, the events mentioned above, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

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